Exhibit 99.1

Commercial in confidence

Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga
Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of
Global Cord Blood Corporation (the “Company”)

JPL Responses to Common Questions About the Provisional Liquidation

October 20, 2022

The JPLs’ responses to the common questions outlined below have been prepared on the basis that they will be provided to investors as a single set of questions and answers. As such, the following responses should be read together.

1.	Why is the stock halted?

On September 22, 2022, the Grand Court of the Cayman Islands issued an order (the “Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators of Global Cord Blood Corporation pursuant to Section 104(2) of the Companies Act (2022 Revision).

The Order directs the JPL take steps to preserve the value of the Company’s assets, rights or property, and to investigate and report on the affairs of the Company within and outside the Cayman Islands, including the People’s Republic of China (“PRC”) and Hong Kong SAR.

A copy of the Order is available here1.

Following the issuance of the Order, the New York Stock Exchange halted trading in the Company's Ordinary Shares effective September 23, 2022 (the “Trading Halt”).

On September 26, 2022, the Company issued a press release regarding the Order and the Trading Halt. A copy of the press release is available from the Company’s website, here2.

2.	When will the trading halt be lifted?

The Trading Halt was issued by the NYSE on September 23, 2022 for an initial period of 30 days (October 23, 2022), at which time the NYSE will review the status of the company and make a determination whether to discontinue or extend the Trading Halt.

The JPLs expect to update stakeholders after the NYSE informs the JPLs of its intended next steps.

3.	Who is currently running the company?

Paragraph 9 of the Order immediately suspended the powers of the Company’s Board of Directors who were in place as of the date of the Order (the “Pre-appointment Directors”). The Pre-appointment Directors no longer have authority to provide instructions to any party or otherwise act on behalf of the Company.

As of October 14, 2022, the powers of the Pre-appointment Directors remain suspended pending the outcome of the JPLs’ investigation of the Company’s affairs.

1 https://www.sec.gov/Archives/edgar/data/1467808/000110465922102999/tm2226635d1_ex99-1.htm

2 https://www.sec.gov/Archives/edgar/data/1467808/000110465922102999/tm2226635d1_ex99-2.htm

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The Order further obliges the Pre-Appointment Directors to assist the JPLs in the exercise of their powers and duties, including but not limited to providing all such documents, information, and assistance as the JPLs may request.

While the Pre-appointment Directors powers remain suspended, the day-to-day operations and management of the company remains under the direction of pre-appointment management who are not also Pre-Appointment Directors.

During their investigation, the JPLs will consider the requirement to fill certain senior management positions on an interim basis. The JPLs also have the authority to restore the powers of the Board of Directors and/or appoint new directors in their discretion, should they determine to do so.

4.	Do Tina and Albert remain CEO and CFO respectively?

Please see Question 3, above. As of October 6, 2022, the powers and authority of Tina ZHENG and Albert CHEN remain suspended. Both Zheng and Chen remain employees of the Company and are obliged under the Order to assist the JPLs in the exercise of their powers and duties.

5.	Can you confirm whether any members of the Board (as of one month ago) remain?

Please see Questions 3 and 4, above, which describe the status of the Pre-Appointment Directors.

6.	Is the business operating as usual?

The JPLs’ present intention is to operate the Company on a “business as usual” basis while conducting their investigation.

While the Pre-appointment Directors’ powers remain suspended, the day-to-day operations and management of the company remains under the direction of pre-appointment management who are not also Pre-Appointment Directors.

During their investigation, the JPLs will consider the necessity, in the absence of same, to hire on an interim basis such professional advisors with the requisite knowledge and experience to make short- and medium-term operational decisions that are necessary to fulfil their obligations under the Order.

7.	Is the JPL team making strategic operational decisions?

The JPLs are directed under the Order to protect and preserve the value of the Company’s assets, rights, and/or property of every description whether held by the Company, its subsidiaries, or any other person.

The JPLs are further directed to prevent the dissipation or misuse of the Company’s assets and those of its subsidiaries.

The Order authorizes the JPLs, among other things, to engage staff (whether or not as Employees of the Company), to assist in the performance of their functions as JPLs.

During their investigation, the JPLs will consider the necessity, in the absence of same, to hire on an interim basis such professional advisors with the requisite knowledge and experience to make short- and medium-term operational decisions that are necessary to fulfil their obligations under the Order.

The JPLs are not directed to make long term strategic decisions that fall outside the scope of the Order.

Commercial in confidence

8.	When will the company provide an update on its business including the timing of first quarter financial results (ended June 30th)?

The Company is expected to continue to meet its statutory and regulatory reporting obligations.

9.	Is the stock at risk of getting delisted from NYSE?

The JPLs are in contact with the NYSE regarding the Company’s status. At present the JPLs are not aware of an intention on NYSE’s part to delist the Company. However, the JPLs are not in a position to predict whether the NYSE may elect to take delisting action in the future.

10.	When can we expect some updated news or additional announcements explaining the latest company developments?

The Company’s former website domain, globalcordbloodcorp.com, was deactivated on an unspecified date and time at the instruction of persons who are unknown to the JPLs.

After they were appointed but before the site was deactivated, the JPLs made a backup of the content formerly hosted on the website and have now restored that content to a new domain within the JPLs’ control.

The new domain is globalcordbloodcorporation.com and is now functional.

As information develops, the JPLs will make investor updates available on the new Company website and through the relevant required SEC filings, available through the EDGAR Filings & Formsv (https://www.sec.gov/edgar.shtml) section of the SEC website.

11.	How do the latest developments impact the company’s announced purchase of Cellenkos?

The Company’s acquisition of Cellenkos has been enjoined by Order of the Cayman Court, and, pending their investigation, the JPLs are not seeking relief from this injunction or otherwise taking steps to complete the transaction. In addition, certain counterparties to the transaction have provided notice to the JPLs purporting to terminate the agreements by which the transaction was to have been effectuated. The JPLs cannot at present confirm what the likely outcome of the Cellenkos transaction will be.

12.	Is there anything more that you can share with us at this point?

Please see Question 10, above.